IMPERIAL OIL LIMITED
Exhibit (97)

SEC Rule 10D-1 Policy for the Recovery of Erroneously Awarded Compensation

Effective December 1, 2023

1. Purpose. This policy is adopted by Imperial Oil Limited (the “Corporation”) to comply with Section 811 of the NYSE American LLC (“NYSE American”) Company Guide adopted by the NYSE American to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (“Rule 10D-1”). This policy is in addition to, not in lieu of, any other remedies or rights of compensation forfeiture or recoupment that may be available to the Corporation under any other policy, plan or award terms, and any other available legal remedies (including remedies the Corporation may have against any persons whose misconduct caused or contributed to a Financial Restatement), provided the Corporation will not recover amounts under such other remedies or rights to the extent such amounts are recovered under this policy (and vice versa).

2. Statement of Rule 10D-1 Policy. If the Corporation is required to prepare a Financial Restatement (as described in the definition of Recovery Trigger Date), the Corporation will, subject to the terms of this policy and Rule 10D-1, recover reasonably promptly the amount of any Covered Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount of Covered Compensation that otherwise would have been Received had it been determined based on the Financial Restatement, without regard to any taxes paid (such excess amount, “Recoverable Compensation”). Except as otherwise defined in this policy, applicable terms have the meanings provided below in Section 9.

3. Estimation of Stock Price Effect. For Covered Compensation based on stock price or total shareholder return where the amount of Recoverable Compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, the Committee will determine such amount of Recoverable Compensation based on a reasonable estimate of the effect of the Financial Restatement on the Corporation’s stock price or total shareholder return. The Corporation will maintain and make available to the NYSE American documentation of such reasonable estimate.

4. Exceptions. The Corporation will not be required to recover any Recoverable Compensation to the extent the Committee determines such recovery would be impracticable and either of the following conditions is satisfied:

(i) after having made reasonable attempt(s) to make such recovery, the Committee determines the direct expense paid to a third party to assist in enforcing such recovery would exceed the amount to be recovered; provided, that before the Committee concludes recovery would be impracticable due to expense of enforcement, the Corporation shall have documented such reasonable recovery attempt(s), and provided that documentation to the NYSE American; or

(ii) recovery of such Recoverable Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

IMPERIAL OIL LIMITED
5. Manner of Recovery. The Corporation may effect any recoupment of Recoverable Compensation under this policy in any manner permitted by applicable law, including, without limitation, by requiring payment of amount(s) to the Corporation, by set-off, by cancellation of outstanding unvested or deferred compensation, by reducing future compensation, or by such other means or combination of means as the Committee in its sole discretion determines to be appropriate.

6. No Reimbursement of Indemnification. The Corporation will not pay or reimburse the cost of insurance for, or indemnify any Covered Executive against, the loss of Recoverable Compensation pursuant to this policy.

7. Administration. This policy will be administered by the Executive Resources Committee (the “Committee”) of the Corporation’s Board of Directors and will be interpreted and administered consistently with Rule 10D-1. Any determinations made by the Committee under this policy are final and binding on all affected individuals.

8. Amendment. The Board of Directors of the Corporation may amend or modify this policy at any time and from time to time, consistently with its purpose as stated in Section 1 and Rule 10D-1 as then in effect.

9. Definitions. For purposes of this policy:

“Covered Compensation” means any Incentive-Based Compensation Received by a Covered Executive during the applicable Recovery Period, provided such Covered Compensation was Received by a person (i) on or after October 2, 2023, (ii) after the person began service as an Executive Officer, and (iii) who served as an Executive Officer at any time during the performance period for the applicable Incentive-Based Compensation.

“Covered Executive” means any current or former Executive Officer.

“Executive Officer” means any “executive officer” of the Corporation as defined under Rule 10D-1, as determined by the Board of Directors of the Corporation.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, (ii) stock price measure, or (iii) total shareholder return measure; and (iv) any measures derived in whole or in part from any measure referenced in the preceding clauses (i), (ii), or (iii). Such measure does not need to be presented within the Corporation’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means a restatement of the Corporation’s financial statements due to the Corporation’s material non-compliance with any financial reporting requirement under the U.S. federal securities laws that is required in order to correct (i) an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

IMPERIAL OIL LIMITED
“Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Corporation’s attainment of a Financial Reporting Measure. For purposes of this policy, “Incentive-Based Compensation” also includes any amounts based on or calculated by reference to Incentive-Based Compensation, including, if applicable, amounts under any long-term disability, life insurance, supplemental retirement plan, or notional account based on Incentive-Based Compensation, as well as any earnings accrued on such amounts.

Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, even if the payment or grant of such Incentive-Based Compensation occurs later.

“Recovery Period” means the three completed fiscal years immediately preceding any applicable Recovery Trigger Date, and any transition period of less than nine (9) months resulting from a change in the Corporation’s fiscal year within or immediately following those three completed fiscal years.

“Recovery Trigger Date” means the earlier of (i) the date the Board of Directors of the Corporation (or a committee thereof, or the officer(s) of the Corporation authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Corporation to prepare a Financial Restatement.